SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                                     No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                                     No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                                     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”), dated November 24, 2010 regarding the notice to exercise cumulative voting on the Shareholders Meeting to be held on November 30, 2010.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, November 24, 2010

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

RE.: Ordinary Telecom Argentina Shareholders Meeting to be held on November 30, 2010. Notice of the exercise of cumulative voting

Dear Sir,

I am writing to you as Chairman of the Board of Directors of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that yesterday, the National Social Security Administration, ANSES (“Administración Nacional de la Seguridad Social”), as shareholder of Telecom Argentina, has notified its intention to exercise the mechanism of cumulative voting in points 3 and 4 of the Agenda of the referred Shareholders Meeting, related to the designation of directors and members of the Supervisory Committee.

Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido Chairman of the Board of Directors

FOR IMMEDIATE RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 24, 2010	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman